BC FORM 53-901F

(Formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1: Reporting Issuer:

New Gold Inc.

595 Howe Street, Suite #601

Vancouver, B.C.  V6C 2T5

Phone: (604) 687-1629 - Fax (604) 687-2845

Email address: invest@newgoldinc.com

Item 2: Date of Material Change:

October 6, 2005

Item 3: Press Release:  Dated October 6, 2005 issued in Vancouver, British Columbia

Item 4: Summary of Material Change:  New Gold Inc. (NGD:TSX/AMEX) is pleased to announce the successful completion of its previously announced non-brokered private placement to investors who are at arm’s length with the Company.  As a result, the Company has issued 430,000 flow-through common shares at a price of $7.00 per share for gross proceeds of $3.01 million.

Item 5: Full Description of Material Change:  New Gold Inc. (NGD:TSX/AMEX) is pleased to announce the successful completion of its previously announced non-brokered private placement to investors who are at arm’s length with the Company.  As a result, the Company has issued 430,000 flow-through common shares at a price of $7.00 per share for gross proceeds of $3.01 million.

Proceeds of the private placement will be primarily used to extend the main underground decline in order to facilitate additional underground diamond drilling at the Company’s 100% owned New Afton Copper-Gold Project, Kamloops, British Columbia, Canada.  This additional drilling will test for extensions of the copper-gold mineralization to the west and at depth.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements.  This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.

PROJECT UPDATE

The program of underground infill drilling continues and is still forecast to be completed by year end 2005.  The process for selecting the engineering company to complete the feasibility study is progressing as forecast and, as previously indicated, the contract should be awarded in Q4, 2005.  It is anticipated that this study could be completed by Q3, 2006.  The feasibility study will determine the economic parameters of, and potential for, developing a new underground mine at the Company’s New Afton Project.  The initial permitting process has also commenced and is on-going.

CURRENT RESOURCE

The current resource at the New Afton Project was calculated using the results of approximately 100 diamond drill holes completed from surface.  It was independently calculated from a kriged block model as part of an independent advanced scoping study conducted by Behre Dolbear in 2003 and updated in 2004 under the supervision of qualified person James A. Currie, P.Eng.  Metal prices used in the scoping study and the resource calculation were US$0.85 per lb Cu, US$375 per oz Au, US$5.25 per oz Ag, and US$200 per oz Pd.  At a cut-off of 0.70% Cu equivalent the Measured and Indicated Mineral Resource was calculated to be 68.7 Million Tonnes grading 1.68% Cu equivalent or 2.61 g/t Au equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold.  The scoping study suggested that the project has very robust economics, with an after-tax IRR of 20% at the metal prices used.  The Measured Resource category was calculated to be 9.5 Million Tonnes grading 1.29% Cu, 0.95 g/t Au, 3.44 g/t Ag, and 0.12 g/t Pd.  The Indicated Resource category was calculated to be 59.2 Million Tonnes grading 1.05% Cu, 0.83 g/t Au, 2.49 g/t Ag, and 0.12 g/t Pd.

New Gold is in excellent financial condition with cash, currently, of more than CDN$18 million and no debt.  The Company has only 15.0 million shares outstanding and 16.6 million shares fully diluted.

Item 6:  Reliance on section 85 (2) of the Act:  Filed on a confidential basis: Not Applicable.

Item 7:  Omitted Information:  Not Applicable

Item 8:  Senior Officer:

Christopher J. Bradbrook, 604-687-1629

Item 9:  Statement of Senior Officer:  "The foregoing accurately discloses the material change referred to herein."

Dated at Vancouver, British Columbia on the 6th day of October, 2005

“signed”

Christopher J. Bradbrook, President